Direct Line: 212.859.8136 Fax: 212.859.4000 jeffrey.bagner@ffhsj.com June 20, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549

Re:	Community Health Systems, Inc.

Dear Mr. Rosenberg:

This letter sets forth the response of Community Health Systems, Inc. (the “Company”) to the comment letter, dated June 6, 2008, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) that was filed with the Securities and Exchange Commission (the “Commission”) on February 29, 2008.

The responses set forth below are numbered to correspond to the numbering in the Staff’s comment letter.  Page references in the responses below are to the 2007 Form 10-K.

Critical Accounting Policies
Third Party Reimbursement, page 53

1.
 You state that contractual allowance adjustments related to financial settlements or appeals increased operating revenue by an insignificant amount.  Please revise your disclosure to clarify whether the changes have been insignificant to net income for the periods presented.  In addition, please disclose whether there are changes in estimates other than from final settlements or appeals and, if so, disclose their nature, timing and amount recorded in your statements of income.

The net adjustments related to final settlements or appeals increased net income by approximately $4.2 million in 2007, $3.3 million in 2006 and $0.1 million in 2005.  Based on the Company’s size and historical earnings, the Company considers the effect of these adjustments to contractual allowances on net income to be insignificant for the periods presented.

A $96.3 million adjustment in 2007 was disclosed in footnote 1 to the Company’s financial statements on page 67 of the 2007 Form 10-K where it was stated that the change in estimate for contractual allowances was related to estimated amounts of self-pay accounts receivable that will ultimately qualify as charity care, or that will ultimately qualify for Medicaid, indigent care or other specific governmental reimbursement.

In future filings the Company will revise its disclosure related to third-party reimbursement in its management’s discussion and analysis and in the footnotes to the Company’s financial statements to clarify that, in addition to adjustments from final settlements or appeals, the adjustments also included those items identified in footnote 1 to the Company’s financial statements.  The nature of those items will be disclosed in a manner that conforms to the disclosures currently made in footnote 1 to the Company’s financial statements.  Additionally, the Company will further revise its disclosure related to third-party reimbursement to also indicate whether or not the Company considers such adjustments to contractual allowances to be significant to net income.

2.
Please quantify and disclose the reasonably likely effect that a change in your assumptions related to your contractual allowance as of December 31, 2007 could have on financial position and operations.

In future filings the Company will add a sensitivity disclosure (e.g., a hypothetical 1% change in expected reimbursement) similar to the following proposed language (based upon the facts in effect as of December 31, 2007):

Contractual allowances represent the difference between our standard billing rates and the expected amount of reimbursement from third parties.  Payor classification, services performed and the relevance of historical paid claims data are the key assumptions in determining the expected reimbursement.  Assuming the aforementioned assumptions changed the Company’s estimate of expected reimbursement by 1% of gross accounts receivable, net accounts receivable would change approximately $34 million and result in an impact on net income of approximately $21 million as of and for the year ended December 31, 2007.  This represents only one example of reasonably possible sensitivity scenarios.

Critical Accounting Policies
Allowance for Doubtful Accounts, page 53

3.
In regards to the 2007 increases to contractual reserves and allowance for doubtful accounts of $96.3 million and $70.1 million, respectively, please disclose the key cash collection indicators that experienced deterioration, and the changes in the assumptions that led to the change in estimate.  In addition, please disclose the changes in the inputs and assumptions that were driven by the additional data provided by the Triad acquisition.  Please revise your disclosure to reconcile the $96.3 million discussed herein to the changes in estimates discussed under “Third Party Reimbursement.”  Further, disclose how much of the $96.3 million relates to revenue you recorded in 2006.

The primary cash collection key indicator that experienced deterioration during the 4th quarter of 2007 was “cash receipts as a percent of net revenue less bad debts.”  This percentage decreased to the lowest percentage experienced by the Company for any quarter since the quarter ended September 30, 2006.  Further analysis indicated the primary causes of this deterioration was a continuing increase in the volume of indigent non-resident aliens, an increase in the number of patients qualifying for charity care and a greater than expected impact of the removal of participants from TennCare (Tennessee’s state provided Medicaid program) which increased the number of uninsured patients receiving care with limited financial means at our eight Tennessee hospitals.  As disclosed in footnote 1 to the Company’s financial statements on page 67 of the 2007 Form 10-K, the Company has revised its estimate of contractual allowances for estimated amounts of self-pay accounts receivable that will ultimately qualify as charity care, or that will ultimately qualify for Medicaid, indigent care or other specific governmental reimbursement.  During the fourth quarter of 2007, due to the deteriorating cash collections at Legacy CHS hospitals and the desire to standardize processes with those of the former Triad hospitals, the Company undertook a detailed programming effort to develop data around the deteriorating classes of accounts receivable needed to update its historical cash collections percentages as well as to enable it to estimate how much of certain self pay categories ultimately convert to Medicaid, charity and indigent programs.  Triad’s processes for establishing contractual allowances and allowances for bad debts related to accounts classified as Medicaid – pending, charity – pending and indigent non-resident alien included inputs and assumptions based on the historical percentage of these accounts which ultimately qualified for specific government programs or for write-off as charity care.

The Company used these new inputs and assumptions regarding Medicaid – pending, charity – pending and indigent non-resident alien in conjunction with the new data developed in the fourth quarter as described above to evaluate the realizability of the accounts receivable of the Legacy CHS hospitals.  The Company determined that the accounts receivable of the Legacy CHS hospitals should be reduced by an additional $96 million to reduce them to estimated net realizable value at December 31, 2007.  Of the $96 million in additional contractual allowances recorded in 2007, approximately $4.4 million related to revenue recorded in 2006.

Furthermore, in updating the historical collection statistics of all its hospitals, the Company also took into account a detailed study of the historical collection information for the hospitals acquired from Triad.  The updated collection statistics of the hospitals acquired from Triad also showed subsequent deterioration in estimated cash collection percentages similar to that experienced on the Legacy CHS hospitals.  Therefore, the Company also standardized the processes for calculating the allowance for doubtful accounts of the hospitals acquired from Triad to that of its other hospitals which, along with the allowance percentages determined from new collection data, resulted in the need for an additional $70.1 million of bad debt allowance.

To the extent that future filings reflect the change in estimate, the Company will revise its disclosure of its allowance for doubtful accounts in its management’s discussion and analysis to include a disclosure that conforms to the following language contained in the aforementioned footnote to the Company’s financial statements;  “…revised its estimate of contractual allowances for estimated amounts of self-pay accounts receivable that will ultimately qualify as charity care, or that will ultimately qualify for Medicaid, indigent care or other specific governmental reimbursement.  Previous estimates of uncollectible amounts for such receivables were included in the Company’s bad debt reserves for each period.”  The Company will revise its disclosure in future filings to clarify that, based on the Company’s size and historical earnings, the contractual allowance adjustments in 2007 that related to the prior periods were not significant to net operating revenues or net income.

4.
Please quantify and disclose the reasonably likely effect that a change in your assumptions related to your allowance for doubtful accounts as of December 31, 2007 could have on financial position and operations.

In future filings, the Company will add a sensitivity disclosure similar to the following language (based upon the facts in effect as of December 31, 2007):

Significant changes in the amount of self-pay accounts receivable, amount of co-pays, business office operations, economic conditions, trends in federal and state governmental healthcare programs and eligible recipients or other third party payors could affect our estimates of accounts receivable collectibility.  Assuming the aforementioned factors resulted in a hypothetical 1% change in the allowance for doubtful accounts as a percentage of self-pay receivables, net accounts receivable would change approximately $17 million and result in an impact on net income of approximately $10 million as of and for the year ended December 31, 2007.  This represents only one example of reasonably possible sensitivity scenarios.

Critical Accounting Policies and Estimates, page 26

5.
It appears that you are discounting both settled and unsettled professional liability loss reserves. Please tell us your basis in GAAP for discounting your unsettled loss reserves for professional liability claims.

We follow the guidance permitted in chapter 8 of the AICPA Audit and Accounting Guide: Health Care Organizations which discusses the discounting of accrued malpractice claims.  Footnote 7 to the illustrative financial statements in Appendix A of the guide (which illustrates the application of the reporting practices discussed in the guide) provides disclosures for a hospital that discounts its medical malpractice claims.  In addition, we noted that it is the policy of other hospital company registrants to discount their reserves for professional liability claims.

The Company’s reserve for professional liability claims is established based upon actuarial calculations.  The actuarial calculations utilize the Company’s history of reported and settled claims and related industry hospital and physician malpractice claim data to establish a series of loss development factors and other estimation models.  The loss development factors and models, along with considerations of self insured limits and other excess insurance arrangements, are applied to the Company portfolio of reported claims and related case loss reserves to produce estimates of the amount and timing of future claim payments.  Those projected cash flows are then discounted using a risk free interest rate, based on the daily treasury yield curve at the time of measurement, corresponding to the timing of such cash flows.  The Company believes that its company specific information enables it to estimate the amount and timing of its future professional liability claim payments and that its policy of discounting such liabilities is appropriate.

6.	Please revise your disclosure to clarify whether there have been any significant changes in your estimate of these accruals. If such changes have been material, please quantify these amounts.

The Company’s disclosures in prior periods have been silent to significant changes in its reserve for professional liability claims due to the absence of any significant changes in those periods.  In future filings, the Company will add language to affirmatively indicate whether or not any significant changes in its estimate of the reserve for professional liability claims have occurred.

Financial Statements
Note 4. Goodwill and Other Intangible Assets, page 80

7.
It appears that you categorize your operating segments as reporting units when performing your annual goodwill evaluation.  Please provide us an analysis that demonstrates why you believe, for your hospital operations segment, that the economic characteristics are similar for the components that comprise that segment.

The Company believes that each hospital represents a component of the hospital operations segment and meets the definition of a reporting unit because each hospital constitutes a business for which discrete financial information is available.  For purposes of applying FASB Statement No. 142 (SFAS 142), the Company aggregates each of its hospitals (i.e., reporting units) into a single reporting unit.  The Company analyzed the components of our hospital operations segment against each of the criteria in paragraph 30 of SFAS 142, which references paragraph 17 of FASB Statement No. 131 (SFAS 131).  Further noted in EITF Topic D-101, “Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142” (EITF D-101), the FASB did not intend that every factor must be met in order for two or more components to be considered economically similar.  Additionally, the Board concluded that the evaluation of whether “components that comprise an operating segment have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances; that assessment should be more qualitative than quantitative.”

The Company considered all of the factors of paragraph 17 of SFAS 131 as follows:

●
SFAS 131, paragraph 17 a - Nature of products and services.  Each of the Company’s hospitals operates as a general acute care hospital and provides substantially the same range of general acute care hospital services.  This includes an emergency department, which generates an average of 50-60% of inpatient admissions at the majority of our hospitals.  The Company has instituted standardized emergency room procedures in each of the Company’s hospitals (other than the hospitals acquired in the Triad acquisition).  The Company is in the process of instituting the standardized emergency room procedures at each of the hospitals acquired in the Triad acquisition.

●
SFAS 131 paragraph 17 b - Nature of the production process.  The Company has implemented standardized operational programs, including participation in a group purchasing organization, self-insured malpractice and health insurance programs (in which most hospitals participate and share in a risk pool), physician recruiting programs, physician credentialing programs, and other standardized strategic initiatives such as staffing initiatives and the emergency room initiative discussed above.

●
SFAS 131 paragraph 17 c - Type or class of customer for their products and services.  All of the Company’s hospitals share the same primary payor categories including Medicare, Medicaid, managed care payors, and self-insured patients, although the mix in primary payors may fluctuate between hospitals.  The mix in primary payors at a given hospital may also fluctuate from year to year.

●
SFAS 131 paragraph 17 d - The methods used to distribute their products or provide their services.  As described above, the services provided at each hospital are similar.  We implement standardized protocols for the delivery of services at all of our hospitals to take advantage of best practices that make the hospitals more profitable, and ensure high quality patient care.

●
SFAS 131 paragraph 17 e - Nature of the regulatory environment.  All hospitals are subject to Medicare quality of care and billing regulations, and such federal rules regarding providing emergency care regardless of ability to pay.

EITF D-101 provides some additional qualitative and quantitative factors to be considered in determining whether each of the components in the hospital operations segment exhibit similar long-term financial performance and share similar economic characteristics.  Of those, the following are applicable to our business:

The manner in which an entity operates its business and the nature of those operations.

●
Management uses income from continuing operations, EBITDA and EBITDA margin, and other operating statistics as key measures of operating results.  The EBITDA margin percentages for the majority of the Company’s hospitals generally fall within a 10 percentage point range.  This range is within management’s expectations, given the nature of the hospital business.  Margins fluctuate from year to year for various reasons beyond the control of management.  For example, payor mix, the severity of illnesses of patients, viral outbreaks, and the insurance carried by patients can affect margins.  Recently acquired hospitals, or hospitals with intermittent operational and market issues (e.g., a loss of a key doctor/specialist or a reduction in, or low, state reimbursement) tend to be at the low end or below the EBITDA margin range discussed above until such issues are successfully addressed.  Those hospitals that are above that range tend to benefit from favorable managed care contracts, favorable or increased state reimbursement or relationships with more active key doctors/specialists or identified best practices.  Those best operating practices are shared with and implemented at lower performing hospitals.  Any of these factors can be subject to change from year to year and may result in inconsistent margins between years.  While not all of our hospitals have similar margins in any given year, the Company’s management processes are designed to identify and implement changes to improve the margins at all hospitals through application of shared best practices among all hospitals so that there is a consistent long-term trend in margins for all of our hospitals.  As evaluated above under SFAS 131 paragraphs 17 a and 17b, the nature of those operations are very similar.

●
Although payment rates differ greatly by payor group (e.g., Medicare, Medicaid, private insurance, managed care, and self-pay) the payment rates within each payor group are similar in each of the Company’s markets.

Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent).

●
The expectation of management is for the combined operations of all hospitals to work in concert to recover the carrying value of goodwill allocated to the hospital reporting unit.  Our business strategy of standardization and centralization is central to the recovery of goodwill.  At all of our hospitals we implement standardized processes to increase revenues, improve profitability, and improve quality through our corporate ownership, management and operation of these businesses.  The business model provides standardization and centralization of operations across key business areas, strategic direction to expand and improve services and facilities at our hospitals, implementation of quality of care improvement programs, and assistance in the recruitment of additional physicians to the markets in which our hospitals are located.

The extent to which the component businesses share assets and other resources.

●
The Company has centralized many administrative functions including legal, cost report preparation and processing, information technology development and management, and facilities management which oversee construction, renovation and major capital improvements.  These shared operational and administrative functions provide benefits to each hospital that could not otherwise be obtained as cost effectively by the individual hospitals, creating an economic interdependence shared among each of our hospitals through a common support system.

The Company has advised us that it acknowledges that:

s	the Company is responsible for the adequacy and accuracy of the disclosure in the 2007 Form 10-K;
s	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2007 Form 10-K; and
s	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please see attached as Exhibit A the Company’s acknowledgment as to the foregoing.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8136.

Sincerely,

/s/ Jeffrey Bagner

Jeffrey Bagner

cc:     Tabatha Akins (Securities and Exchange Commission)
          Joel Parker (Securities and Exchange Commission)
          Rachel A. Seifert (Community Health Systems, Inc.)

Exhibit A

June 20, 2008

[Community Health Systems, Inc. Letterhead]

In response to the comment letter, dated June 6, 2008, of the staff of the Division of Corporation Finance, the Company hereby acknowledges that:

•	the Company is responsible for adequacy and accuracy of the disclosure in the 2007 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2007 Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Wayne T. Smith
Wayne T. Smith
Chairman of the Board, President
and Chief Executive Officer

/s/ W. Larry Cash
W. Larry Cash
Executive Vice President,
Chief Financial Officer and Director

/s/ T. Mark Buford
T. Mark Buford
Vice President and Corporate
Controller